Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Leisure Acquisition Corp. (the “Company”) on Amendment No. 5 to Form S-4 (File No. 333-254279) of our report dated March 15, 2021, except for the effects of the restatements discussed in Note 2 and Contingent Forward Purchase Contract in Note 7, as to which the date is June 7, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Leisure Acquisition Corp. as of December 31, 2020 and 2019 and for the years then ended, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum llp

Marcum llp
West Palm Beach, FL
June 8, 2021.